UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 22, 2022

Commission File Number: 001-39307

Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

 Legend Biotech USA Inc. Extends Interim Product Supply Agreement with Janssen Pharmaceuticals, Inc.

In connection with the Collaboration and License Agreement dated as of December 21, 2017 among Legend Biotech USA Inc. (“Legend Biotech USA”), Legend Biotech Ireland Limited and Janssen Biotech, Inc., Legend Biotech USA and Janssen Pharmaceuticals, Inc. (“Janssen”) entered into the Interim Product Supply Agreement dated as of February 28, 2022 (the “IPSA”), pursuant to which Legend Biotech USA agreed to supply ciltacabtagene autoleucel (cilta-cel) to Janssen for clinical and commercial use worldwide (excluding Greater China).  On October 17, 2022, Legend Biotech USA and Janssen entered into Amendment No. 2 to the IPSA to extend the term of the IPSA until November 16, 2022. On November 16, 2022, Legend Biotech USA and Janssen entered into Amendment No. 3 to the IPSA to further extend the term of the IPSA until March 31, 2023, or such alternative date determined by the joint manufacturing committee, or JMC, that has been established under the Collaboration and License Agreement.  We expect that Legend Biotech USA will enter into a Product Supply Agreement with Janssen that will replace the IPSA.

Amendment No. 2 and Amendment No. 3 to the IPSA are attached to this Form 6-K as Exhibits 4.1 and 4.2, respectively, and are incorporated herein by reference.

This Form 6-K, including Exhibits 4.1 and 4.2 hereto, are hereby incorporated by reference into the Registration Statements of Legend Biotech Corporation (the “Company”) on Form F-3 (File Nos. 333-257625 and 333-257609) and the Company’s Registration Statement on Form S-8 (File No. 333-239478).

Cautionary Note Regarding Forward-Looking Statements

Statements in this report on Form 6-K about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the Company’s strategies and objectives; statements relating to CARVYKTI™, including the Company’s expectations for CARVYKTI™, such as the Company’s manufacturing and commercialization expectations for CARVYKTI™ and the potential effect of treatment with CARVYKTI™; statements about submissions for cilta-cel to, and the progress of such submissions with, the U.S. Food and Drug Administration (FDA), the European Medicines Agency (EMA), the Chinese Center for Drug Evaluation of National Medical Products Administration (CDE) and other regulatory authorities; the anticipated timing of, and ability to progress, clinical trials, including patient enrollment; the submission of Investigational New Drug (IND) applications to, and maintenance of such applications with, regulatory authorities; the ability to generate, analyze and present data from clinical trials; and the potential benefits of the Company’s product candidates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. the Company’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including as a result of additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays, including requests for additional safety and/or efficacy data or analysis of data, or government regulation generally; unexpected delays as a result of actions undertaken, or failures to act, by our third party partners; uncertainties arising from challenges to the Company’s patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; competition in general; government, industry, and general public pricing and other political pressures; the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation; as well as the other factors discussed in the “Risk Factors” section of the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2022. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 6-K as anticipated, believed, estimated or expected. Any forward-looking statements contained in this Form 6-K speak only as of the date of this Form 6-K. The Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit	Title

10.1	Amendment No. 2 to Interim Supply Agreement, dated as of October 17, 2022
10.2	Amendment No. 3 to Interim Supply Agreement, dated as of November 16, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: November 22, 2022	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer